Mercedes-Benz Auto Receivables Trust 2020-1
Investor Report
Collection Period Ended   31-Mar-2023

Amounts in USD

Dates

Collection Period No.	34			
Collection Period (from... to)	1-Mar-2023	31-Mar-2023		
Determination Date	13-Apr-2023			
Record Date	14-Apr-2023			
Distribution Date	17-Apr-2023			
Interest Period of the Class A-1 Notes (from... to)	15-Mar-2023	17-Apr-2023	Actual/360 Days	33
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Mar-2023	15-Apr-2023	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	278,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	351,600,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	351,600,000.00	82,465,045.40	69,783,135.93	12,681,909.47	36.069140	0.198473
Class A-4 Notes	80,020,000.00	80,020,000.00	80,020,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,061,220,000.00**	**162,485,045.40**	**149,803,135.93**	**12,681,909.47**		
Overcollateralization	27,225,882.84	27,211,147.07	27,211,147.07			
Adjusted Pool Balance	1,088,445,882.84	189,696,192.47	177,014,283.00			
Yield Supplement Overcollateralization Amount	36,332,043.60	5,624,911.26	5,213,296.06			
Pool Balance	**1,124,777,926.44**	**195,321,103.73**	**182,227,579.06**			

	Amount	Percentage
Initial Overcollateralization Amount	27,225,882.84	2.50%
Target Overcollateralization Amount	27,211,147.07	2.50%
Current Overcollateralization Amount	27,211,147.07	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.262750%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	0.460000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	0.550000%	37,796.48	0.107499	12,719,705.95	36.176638
Class A-4 Notes	0.770000%	51,346.17	0.641667	51,346.17	0.641667
Total		**$89,142.65**		**$12,771,052.12**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	12,864,190.93	(1) Total Servicing Fee	162,767.59
Interest Collections	633,298.58	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	175,182.14	(2) Total Trustee Fees and any Asset Representations Reviewer	0.00
Recoveries	70,580.59	fees (max. $250,000 p.a.)	
Purchase Amounts	0.00	(3) Interest Distributable Amount Class A Notes	89,142.65
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	56,041.73	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**13,799,293.97**	(6) Regular Principal Distributable Amount	12,681,909.47
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**13,799,293.97**	(8) Total Trustee Fees and any Asset Representations Reviewer	0.00
		fees [not previously paid under (2)]	
		(9) Excess Collections to Certificateholders	865,474.26
		Total Distribution	**13,799,293.97**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	162,767.59	162,767.59	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	89,142.65	89,142.65	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	37,796.48	37,796.48	0.00
thereof on Class A-4 Notes	51,346.17	51,346.17	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	89,142.65	89,142.65	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	12,681,909.47	12,681,909.47	0.00
Aggregate Principal Distributable Amount	12,681,909.47	12,681,909.47	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	5,442,229.41
Reserve Fund Amount - Beginning Balance	5,442,229.41
plus/minus change to meet Reserve Fund Required Amount	0.00
plus Net Investment Earnings for the Collection Period	17,583.94
minus Net Investment Earnings	17,583.94
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	5,442,229.41
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	17,583.94
Net Investment Earnings on the Collection Account	38,457.79
Investment Earnings for the Collection Period	56,041.73

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,124,777,926.44	35,214
Pool Balance beginning of Collection Period	195,321,103.73	12,779
Principal Collections	8,534,055.32	
Principal Collections attributable to Full Pay-offs	4,330,135.61	
Principal Purchase Amounts	0.00	
Principal Gross Losses	229,333.74	
Pool Balance end of Collection Period	182,227,579.06	12,309
Pool Factor	16.20%	

	As of Cutoff Date	Current
Weighted Average APR	3.82%	4.04%
Weighted Average Number of Remaining Payments	52.53	25.40
Weighted Average Seasoning (months)	11.02	43.37

Mercedes-Benz Auto Receivables Trust 2020-1
Investor Report

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	181,344,821.67	12,267	99.52%
31-60 Days Delinquent	604,244.97	31	0.33%
61-90 Days Delinquent	166,655.54	7	0.09%
91-120 Days Delinquent	111,856.88	4	0.06%
Total	182,227,579.06	12,309	100.00%

Delinquency Trigger	**3.550%**
60+ Delinquency Loans to EOP Aggregate Securitization Value	0.153%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

Losses (1)	Current Amount	Number of Receivables	Cumulative Amount	Number of Receivables
Principal Gross Losses	229,333.74	12	9,652,914.40	315
Principal Net Liquidation Proceeds	175,000.82		3,647,782.74	
Principal Recoveries	68,910.92		3,979,208.29	
Principal Net Loss / (Gain)	(14,578.00)		2,025,923.37	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	(0.093%)
Prior Collection Period	(0.176%)
Second Prior Collection Period	(0.032%)
Third Prior Collection Period	(0.042%)
Four Month Average	(0.086%)

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.180%
Average Net Loss / (Gain)	6,431.50

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.